EXHIBIT 99.2

Report of Independent Public Accountants

To Qwest Cyber.Solutions LLC:

We have audited the accompanying balance sheets of Qwest Cyber.Solutions LLC (a Delaware Limited Liability Company) – ASP Division as of December 31, 2000 and 2001, and the related statements of operations, members' equity and cash flows for the period from June 3, (Inception) through December 31, 1999 and for each of the years ended December 31, 2000 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Qwest Cyber.Solutions LLC – ASP Division as of December 31, 2000 and 2001, and the results of its operations and its cash flows for the period from inception to December 31, 1999 and the years ended December 31, 2000 and 2001 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 7 to the financial statements, the Company has significant revenues from contracts with its members, their affiliates and their clients. The Company also purchases significant amounts of services from its members.

/s/ FRANK, RIMERMAN & CO. LLP

San Francisco, California
October 25, 2002

Qwest Cyber.Solutions LLC – ASP Division
Balance Sheets
(In thousands)

	December 31, 2000	December 31, 2001	June 30, 2002 (Unaudited)
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$ 15,408	$ 992	$ —
Trade Receivables, net of allowances of $474 and $672 at December 31, 2000 and 2001, respectively	6,410	10,679	8,499
Unbilled Receivables	743	1,865	228
Prepaids and Other Current Assets, net	2,748	4,185	6,213
	25,309	17,721	14,940
Software and Equipment, net	27,904	43,306	9,186
Related Party Receivable	91	—	1,009
Customer Acquisition Costs, net	1,644	4,731	3,664
Goodwill, net	12,018	—	—
Total Assets	$ 66,966	$ 65,758	$28,799
LIABILITIES AND MEMBER'S EQUITY			
Current Liabilities:			
Accounts Payable	$ 17,121	$ 8,631	$ 2,444
Accrued Expenses	2,604	1,748	6,465
Reserve for Impaired Contracts	3,075	3,121	988
Related Party Payable	—	—	13,307
Deferred Rent	153	220	—
Deferred Revenue	1,903	4,006	4,902
Total Liabilities	24,856	17,726	28,106
Commitments and Contingencies (Note 10)			
Member's Equity			
Class A Membership Interests	42,110	48,032	693
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 66,966	$ 65,758	$28,799

See accompanying notes to financial statements

Qwest Cyber. Solutions LLC – ASP Division
Statements of Operations
(In thousands, except per unit amounts)

	Period from Inception to December 31, 1999	Years Ended December 31, 2000	2001	Six Months Ended June 30, 2001	2002
					(Unaudited)
Revenues					
Application Management Service Revenues	$ 2,705	$ 16,769	$ 43,677	$ 27,508	$ 22,388
Related party	361	1,695	8,803	*	1,494
Total Revenues	3,066	18,464	52,480	27,508	23,882
Costs and Expenses					
Application Management Services	—	28,617	33,303	23,820	16,201
Sales and Marketing	726	8,647	9,073	13,445	4,516
General and Administrative	3,137	36,381	38,701	14,434	7,879
Related Party Services	8,917	5,699	14,790	4,469	3,393
Impairment Loss	—	—	8,535	—	30,816
Loss on Disposal of Assets	—	—	280	—	—
Depreciation and Amortization	6,585	11,738	14,204	4,519	8,416
Total Operating Expenses	19,365	91,082	118,886	60,687	71,221
Loss from Operations	(16,299)	(72,618)	(66,406)	(33,179)	(47,339)
Interest Income	—	—	—	583	—
Net Loss	$(16,299)	$(72,618)	$(66,406)	$(32,596)	$(47,339)
Basic and Diluted loss per Membership Unit	$ (0.088)	$ (0.393)	$ (0.704)	$ (0.345)	$ (0.502)

_____

* *Information unavailable.*

See accompanying notes to financial statements

Qwest Cyber.Solutions LLC – ASP Division
Statement of Changes in Members' Equity
(In thousands)

	Class A Units	Class A Capital Contributions	Class A Notes Receivable	Class A Accumulated Loss	Class B Units	Class B Capital Contributions	Class B Accumulated Loss	Class C Units	Class C Capital Contributions	Class C Accumulated Loss
Inception	94,350	$60,000	$(30,100)	$ —	16,650	$ 10,590	$ —	74,000	$ 47,070	$ —
Payments on Notes Receivable	—	—	100	—	—	—	—	—	—	—
Net Loss	—	—	—	(8,312)	—	—	(1,467)	—	—	(6,520)
Balance at December 31, 1999	94,350	60,000	(30,000)	(8,312)	16,650	10,590	(1,467)	74,000	47,070	(6,520)
Payments on Notes Receivable	—	—	30,000	—	—	—	—	—	—	—
Capital Contributions	—	27,457	—	—	—	9,945	—	—	—	—
Net Loss	—	—	—	(37,035)	—	—	(6,536)	—	—	(29,047)
Redemption of Class B and Class C Units	—	—	—	—	(16,650)	(20,535)	8,003	(74,000)	(47,070)	35,567
Balance at December 31, 2000	94,350	87,457	—	(45,347)	—	—	—	—	—	—
Capital Contributions	—	72,328	—	—	—	—	—	—	—	—
Net Loss	—	—	—	(66,406)	—	—	—	—	—	—
Balance at December 31, 2001	94,350	$159,785	$ —	$(111,753)	—	$ —	$ —	—	$ —	$ —

See accompanying notes to financial statements

Qwest Cyber.Solutions LLC – ASP Division
Statement of Cash Flows
(In thousands)

	Period from Inception to December 31, 1999	Year Ended December 31, 2000	Year Ended December 31, 2001	Six Months Ended June 30, 2001	Six Months Ended June 30, 2002
				(Unaudited)	
For the Cash Flows from Operating Activities:					
Net Loss	$(16,299)	$(72,618)	$(66,406)	$(32,596)	$(47,339)
Adjustments to reconcile net loss to net cash used in operating activities:					
Adjustment to allocate opening balance sheet goodwill	9,723	—	—	—	—
Depreciation and Amortization	6,585	11,738	14,204	4,519	8,416
Provision for Bad Debts	—	474	198	(123)	643
Impairment Loss	—	—	8,535	—	30,816
Loss on Disposal of Assets	—	—	280	—	—
Changes in Operating Assets and Liabilities:					
Trade Receivables	(287)	(6,597)	(4,467)	(9,401)	1,537
Unbilled Receivables	(77)	(666)	(1,122)	743	1,637
Prepaids and Other Assets	(127)	(2,622)	(1,436)	(580)	(2,028)
Related Party Receivables and Payables	—	(91)	91	(7,845)	12,298
Customer Acquisition Costs	—	(1,644)	(3,087)	(1,463)	1,067
Accounts Payable and Accrued Expenses	1,774	17,951	9,346	1,084	(1,721)
Reserve for Impaired Contracts	1,025	(2,100)	46	1,031	(2,133)
Deferred Rent	—	153	67	33	31
Deferred Revenue	18	1,885	2,103	444	896
Net cash provided by (used in) operating activities	2,335	(54,137)	(60,340)	(44,154)	4,120
Cash Flows from Investing Activities:					
Expenditures for software and equipment	(2,841)	(26,891)	(26,404)	(20,704)	(5,112)
Acquisition of Impact Solutions	—	(460)	—	—	—
Net cash used in investing activities	(2,841)	(27,351)	(26,404)	(20,704)	(5,112)
Cash flows from Financing Activities:					
Capital Contributions	30,000	37,402	72,328	58,900	—
Collection of Note Receivable	—	30,000	—	—	—
Net Cash Provided by Financing Activities	30,000	67,402	72,328	58,900	—
Net increase (decrease) in cash and cash equivalents	29,494	(14,086)	(14,416)	(5,958)	(992)
Cash and Cash equivalents, beginning of period	—	29,494	15,408	15,408	992
Cash and Cash equivalents, end of period	$ 29,494	$ 15,408	$ 992	$ 9,450	$ —

See accompanying notes to financial statements

NOTES TO THE FINANCIAL STATEMENTS
Qwest Cyber.Solutions LLC – ASP Division
(amounts in thousands, except per unit data)

NOTE 1 – DESCRIPTION OF BUSINESS AND ORGANIZATION

Qwest Cyber.Solutions LLC. - ASP Division ("Company") operated as a division of Qwest Cyber.Solutions LLC ("QCS") which was incorporated under the laws of the State of Delaware on June 3, 1999, to provide Internet based end-to-end application services, application hosting and application management services. The LLC had a life of ten years commencing in June 1999, and each of the members' liability was limited to the extent of its capital contributions to QCS. QCS provides professional services, which include initial implementation and ongoing support services. Since inception, QCS has been a majority-owned or wholly-owned subsidiary of Qwest Communications International Inc. ("Qwest"). The Company provides customers a broad set of vendor products available for Enterprise Resource Planning ("ERP"), Customer Relationship Management ("CRM") and back office solutions while utilizing the state-of-the-art Qwest IP broadband network and technologically advanced Cybercenters.

QCS was formed by Qwest and KPMG Consulting, Inc. ("KCI"). Qwest contributed $30,000 in cash and a $30,000 note for its Class A membership interest. KCI contributed the operating assets of its application outsourcing business including existing contracts, fixed assets, license rights to certain pre-configured templates, technology and intellectual property for use with Oracle, PeopleSoft or SAP software applications for its Class B membership interest. Further, KCI contributed certain operating assets of its wholly-owned subsidiary, Softline Consulting and Integration ("Softline") for its Class C membership interest. The Softline operating assets included existing contracts, fixed assets and intellectual property.

The original members of QCS were:

Qwest (Class A)	51%
KCI (Class B)	9%
Softline (Class C)	40%

For accounting purposes, the Company treated the formation of QCS as an acquisition of Softline and the application outsourcing business of KCI. Qwest's $60,000 contribution for a 51% economic interest implied a value of $57,700 for the initial contributions of KCI and Softline. The purchase consideration was allocated to the estimated fair value of the tangible and intangible assets acquired as follows:

Software and Equipment	$ 1,900
Workforce	12,000
Goodwill and Other Intangibles	52,000
Deferred Revenue	(8,200)
	$ 57,700

In order to separate the ASP Division of the Company, the opening balance sheet detailed above was adjusted by $9,723 to remove workforce intangible assets not allocated to the ASP Division. Goodwill and other intangibles were being amortized over a five-year period prior to December 31, 2001.

Management of the Company is vested in a Management Committee. The Management Committee was originally composed of seven members; three members appointed by the Class A unit-holders, three members by the Class B unit-holders and the seventh being the CEO of the Company. The unanimous consent of all Management Committee members appointed by the Class A and Class B members are required for certain actions including: (1) amendment of the governing documents; (2) significant acquisitions or dispositions; (3) a decision to enter into an initial public offering; (4) issuance of new membership interests; and (5) development of products and markets outside those contemplated by the governing documents.

(amounts in thousands, except per unit data)

On December 27, 2000, the Company redeemed the membership units of both KCI and Softline for a nominal amount. The balance of KCI and Softline's capital accounts was eliminated by adjusting goodwill downward by $24,036. Subsequent to the redemption of the outstanding Class B and Class C Membership units the Management Committee was comprised of 4 members consisting of three members appointed by the Class A member and the CEO of QCS.

Basis of Presentation

These financial statements were prepared in connection with the acquisition of certain assets of the Company by Corio, Inc. in September 2002 (See Note 12). These financial statements were prepared as if the Company was operated, from inception, on a stand-alone basis. Accordingly, as further discussed below, certain historical charges and allocations incurred have been eliminated or revised. All of the allocations reflected in these financial statements are based on assumptions that management believes are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the costs that would have resulted if the Company had been operated on a stand-alone basis for all periods presented.

The statements of operations for the period from inception to December 31, 1999 and the years ended December 31, 2000 and 2001 include all revenues and expenses directly and indirectly attributable to the Company, including allocations of non-direct costs related to selling and marketing and general and administrative charges on the basis of job function and headcount.

Direct costs incurred by Qwest on behalf of QCS and the Company were charged to QCS or the Company. Indirect charges for insurance, rent and professional services incurred by Qwest were allocated to QCS and the Company based on estimates of applicable usage or consumption prepared by Qwest and QCS. Additionally, as QCS was operated as a division, it received allocations of administrative and overhead charges from Qwest. These charges were allocated to all entities within Qwest, primarily on the basis of each entity's headcount. These charges covered selling and marketing and general and administrative expenses incurred by Qwest, which did not specifically relate to the operation of the Company or take into account that QCS and the Company incurred similar charges on a stand-alone basis. No allocation was made for these charges in these financial statements as management does not believe these constituted costs of doing business for the Company.

All equity contributions to QCS are considered equity contributions to the Company due to the significant cash requirements of the ASP Division. Certain operating assets and liabilities not exclusively dedicated to one division (including certain accounts payable, accrued expenses, prepaids and software and equipment) were allocated to the ASP Division based on functional usage or headcount ratios most closely related to the asset or liability. Cash balances were allocated to the ASP Division based on the cash flows implied by the allocation assumptions described above.

For the period from inception to December 31, 1999, QCS and its members had entered into various agreements pursuant to which the members continued to provide certain services to QCS on a fee-for-service basis. Charges incurred under these agreements were allocated to the Company on the basis of charges incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant estimates included in these financial statements primarily relate to divisional allocation of certain expenses and operating assets and liabilities as described in Note 1.

REVENUE RECOGNITION AND RESERVE FOR IMPAIRED CONTRACTS

The Company generates revenue from providing application management services and related professional services. The Company recognizes professional service revenue as the services are provided on a time-and-materials basis.

Application management service revenue consists principally of monthly recurring fees for management and hosting services. Application management services provide customers the right to access applications, hardware for the application access, customer service, and rights to upgrades and updates as provided to the Company under contract with the original software vendor. Customers generally do not have the right to take possession of the software at any time during the application management services agreement. Revenue is recognized as the services are performed in accordance with customer contracts. Application service contracts generally have a term of between 3 and 5 years. Payments received in advance are deferred and amortized over the period the service is provided. Some contracts include termination provisions that provide for termination payments to the Company.

Long-term contracts are periodically reevaluated to determine the cost to service the remaining contract. If the contract is projected to be a loss contract, the Company establishes a reserve for impaired contracts for anticipated losses.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with original maturities of three months or less that are readily convertible into cash and are not subject to significant risk from fluctuations in interest rates. As a result, the carrying amount of cash and cash equivalents approximates their fair value. The Company's cash balance may exceed federally insured deposit limits. However, the Company seeks to maintain cash and cash equivalent balances with financial institutions it deems to be of sound financial condition.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with several high quality financial institutions. The Company's customers are primarily large, well-established companies in a variety of industry sectors. To reduce credit risk the Company performs ongoing evaluations of its customers' financial condition. For customers with above normal credit risk the Company requires that a deposit be placed with the Company. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectability of accounts receivable. Approximately 0%, 56.5% and 63.5% of the Company's gross trade receivables balance was represented by the top 5 customers as of December 31, 1999, 2000 and 2001 respectively, which exposes the Company to a concentration of credit risk from these significant customers.

FAIR VALUE OF FINANCIAL INSTRUMENTS.

The carrying amount of the Company's financial instruments, which includes accounts receivable, accounts payable and accrued liabilities approximate their fair values at December 31, 2000, and 2001.

SOFTWARE AND EQUIPMENT

Software and equipment is carried at cost and depreciated on the straight-line basis. Leasehold improvements are amortized over the shorter of the useful lives of the assets or the lease term. Expenditures for maintenance and repairs are expensed as incurred.

(amounts in thousands, except per unit data)

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets such as goodwill, intangibles and software and equipment are reviewed for impairment whenever facts and circumstances warrant such a review. Under Statement of Financial Accounting Standards No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*, (SFAS No. 123) the assets must be carried at historical cost if the projected cash flows from their use will be sufficient to recover their carrying amounts on an undiscounted basis. However, if projected cash flows are less than the carrying amount, the long-lived assets must be reduced to their estimated fair value.

Effective January 1, 2002, the Company must adopt Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, (SFAS No. 142). which provides a more restrictive fair value test for evaluating goodwill and intangible assets for impairment. Upon adoption of SFAS No. 142, the carrying value of goodwill will be evaluated based upon its current fair value as if the purchase price allocation occurred on January 1, 2003. Management does not anticipate and material changes related to the adoption of SFAS No. 142.

SOFTWARE

Internally used software, whether purchased or developed, is capitalized and amortized using the straight-line method over an estimated useful life of 18 months to 5 years. In accordance with Statement of Position (“SOP”) 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*, the Company capitalizes certain costs associated with internally developed software such as payroll costs of employees that devote time to the projects and external direct costs for products and services. Costs associated with internally developed software to be used internally are expensed until the point the project has reached the development stage. Subsequent additions, modifications or upgrades to internal-use software are capitalized to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Unamortized computer software costs of $2,900 and $13,300 as of December 2000 and 2001, respectively, which are net of $400 and $5,300 of accumulated amortization, respectively are included in software and equipment. Amortization of capitalized computer software costs totaled $400 and $4,900 in 2000 and 2001, respectively, and is included with depreciation and amortization in the accompanying statements of operations.

CUSTOMER ACQUISITION COSTS

The Company defers the initial direct cost of obtaining a customer and amortizes these costs over the expected life of the customer contract, generally 3 to 5 years. The unamortized balance of customer acquisition costs was $1,644 and $4,731 at December 31, 2000 and 2001, respectively.

INCOME TAXES

Any tax consequences from operations of the Company are the responsibility of the members. Taxable income or loss is generally allocated to the members on the basis of their proportionate interest in the Company.

ADVERTISING COSTS

Costs for advertising are expensed as incurred within the fiscal year. Advertising expenses were $0, $1,300 and $800 in 1999, 2000 and 2001 respectively.

(amounts in thousands, except per unit data)

NET LOSS PER MEMBERSHIP UNIT

Basic net loss per membership unit is computed by dividing the net loss for the period by the weighted-average number of membership units outstanding during the period. Diluted net loss per membership interest is computed by dividing the net loss for the period by the weighted-average number of membership interests and potentially dilutive membership interests outstanding during the period. Potentially dilutive membership interests are excluded from the computation in loss periods as their effect would be anti-dilutive.

MEMBERSHIP UNIT OPTIONS

Options granted to employees to acquire Class D membership units are accounted for under the provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, (APB No. 25) and related interpretations, which require use of the intrinsic value method under which no compensation expense is recognized for fixed options granted to employees with a strike price that equals or exceeds the value of the underlying security on the measurement date. Options granted under the Company's Option Plan allow employees to elect to receive cash equal to the intrinsic value of their options subject to a vesting schedule. This put feature requires the options be accounted for using variable accounting similar to a stock appreciation right.

The Company accounts for options issued to non-employees in accordance with the provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation*, (SFAS No. 123) and FASB Emerging Issues Task Force Issue No. 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services*, (EITF 96-18). The Company uses the Black-Scholes option-pricing model to value options granted to non-employees. The related expenses are recorded over the period in which the related services are received.

DERIVATIVE INSTRUMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 133, *Accounting for Derivative Instruments and Hedging Activities*, (SFAS No. 133). This statement establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires, among other things, that all derivative instruments be recognized at fair value as assets or liabilities in the consolidated balance sheets and changes in fair value generally be recognized currently in earnings unless specific hedge accounting criteria are met. The adoption of SFAS No. 133 on January 1, 2001 did not have a material impact on the Company's financial results.

NEW ACCOUNTING STANDARDS

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 141, *Business Combinations,* (SFAS No. 141). SFAS No. 141 eliminated the use of the "pooling of interests" method of accounting for all mergers and acquisitions. As a result, all mergers and acquisitions will be accounted for using the "purchase" method of accounting. SFAS No. 141 is effective for all mergers and acquisitions initiated after June 30, 2001. Adoption of this pronouncement had no impact on the Company's financial results.

(amounts in thousands, except per unit data)

In June 2001, the FASB issued Statements of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, (SFAS No. 142). SFAS No. 142 addresses financial accounting and reporting for intangible assets acquired individually or with a group of other assets at the time of their acquisition. It also addresses financial accounting and reporting for goodwill and other intangible assets subsequent to their acquisition. Intangible assets acquired outside of a business combination will be initially recorded at their estimated fair value. If the intangible asset has a finite useful life, it will be amortized over that life. Intangible assets with an indefinite life are not amortized. Both types of intangible assets will be reviewed annually for impairment and a loss recorded when the asset's carrying value exceeds its estimated fair value. The impairment test for intangible assets consists of comparing the fair value of the intangible asset to its carrying value. Fair value for goodwill and intangible assets is determined based upon discounted cash flows or appraised values. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized. Goodwill will be treated similar to an intangible asset with an indefinite life. As required, the Company will adopt SFAS No. 142 effective January 1, 2002. The adoption of SFAS No. 142 will not affect the Company as all goodwill was written off as impaired at December 31, 2001.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations*, (SFAS No. 143). This statement deals with the costs of closing facilities and removing assets and requires entities to record the fair value of a legal liability for an asset retirement obligation in the period it is incurred. This cost is initially capitalized and amortized over the remaining life of the underlying asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. As required, the Company will adopt SFAS No. 143 effective January 1, 2003. The Company is currently evaluating what impact, if any, this pronouncement will have on its operations.

In August 2001, the FASB issued Statement of Financial Accounting Standard No. 144, *Accounting for the Impairment or Disposal of Long-Lived Asset*, (SFAS No. 144). This pronouncement addresses how to account for and report impairments or disposals of long-lived assets. Under SFAS No. 144, an impairment loss is to be recorded on long-lived assets held or used when the carrying amount of the asset is not recoverable from its expected future undiscounted cash flows. The impairment loss is equal to the difference between the asset's carrying amount and estimated fair value. In addition, SFAS No. 144 requires long-lived assets to be disposed of by other than a sale for cash to be accounted for and reported like assets being held and used. Long-lived assets to be disposed of by sale are to be recorded at the lower of their carrying amount or estimated fair value (less costs to sell) at the time the plan of disposition has been approved and committed to by the appropriate company management. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001.

In November 2001, the Emerging Issues Task Force (EITF) issued a consensus EITF No. 01-14, *Income Statement Characterization of Reimbursements Received for 'Out-of-Pocket' Expenses Incurred.* EITF 01-14 requires that reimbursements received for out-of-pocket expenses should be characterized as revenue in the income statement, where the service provider is the primary obligor with respect to purchasing goods and services from third parties, has supplier discretion and assumes credit risk for the transaction. The consensus is effective for financial reporting periods beginning after December 15, 2001. Upon application of the consensus, comparative financial statements for prior periods should be reclassified.

NOTE 3 – TRADE RECEIVABLES, ALLOWANCE FOR DOUBTFUL ACCOUNTS AND ACCRUED EXPENSES

The Company records trade receivables when amounts are billed in accordance with contract terms or as services are performed under non-cancelable contracts.

The allowance for doubtful accounts reflects management's best estimate of probable future losses on uncollected trade receivables. Management provides the allowance based on known troubled accounts, historical experience, and other currently-available evidence. Activity in the allowance for doubtful accounts is as follows:

Period Ended December 31,	Balance at Beg. Of Period	Charged to Costs and Expenses	Write-offs and Other	Balance at End of Period
2001	$ 474	$ 766	$ 568	$ 672
2000	—	519	45	474
1999	—	—	—	—

Accrued expenses consisted of the following:

	December 31, 2000	December 31, 2001
Accrued Employee Expenses	$ 835	$ 13
Accrued Commissions	1,032	1,735
Accrued Bonuses	737	—
	$ 2,604	$ 1,748

The fair value of accounts payable, accrued expenses and other current liabilities approximates their carrying amounts because of their short-term nature.

NOTE 4 – SOFTWARE AND EQUIPMENT

Software and equipment consists of the following:

	Estimated Useful lives	December 31, 2000	December 31, 2001
(In thousands)			
Computer Software	3 years	$ 3,936	$ 22,578
Computer Hardware	3 years	4,818	22,100
Furniture and Fixtures	3 years	270	1,306
Leasehold Improvements	10 years	1,880	3,926
Construction-in-Process		18,788	5,496
		29,692	55,406
Accumulated Depreciation and Amortization		(1,788)	(12,100)
Software and Equipment, net		$27,904	$ 43,306

Depreciation and amortization expense related to software and equipment was $508, $1,282 and $10,721 for the period from inception to December 31, 1999, 2000 and 2001 respectively.

(amounts in thousands, except per unit data)

NOTE 5 – ACQUISITION OF IMPACT SOLUTIONS

On July 31, 2000, the Company acquired the assembled workforce and several operating leases of Impact Solutions, a provider of Siebel implementation services. The Company did not assume any liabilities related to the purchase of Impact Solutions. As of the purchase date, Impact Solutions was a development stage enterprise and had no significant revenue stream from its ASP services.

This transaction was accounted for using the purchase accounting provisions of APB Opinion No. 16, *Business Combinations*, (APB No. 16). The entire purchase price was allocated to the assembled workforce and is being amortized over the estimated employment duration of the workforce of three years. The total purchase price of $460 consisted of a single cash payment.

NOTE 6 – GOODWILL

Goodwill resulted from the allocation of fair value to intangible assets contributed at inception by members and the acquisition of Impact Solutions in 2000 and consists of the following:

	Estimated Useful Lives	December 31, 2000	2001
Goodwill	5 years	$ 28,513	$ —
Less accumulated amortization		(16,495)	—
		$ 12,018	$ —

As a limited liability company, the Company applies the goodwill method of partnership accounting. As a result of the redemption of the outstanding membership interests of Class B and Class C, by the Company as described in Note 8, the Company recorded an adjustment to goodwill of $24,036 in order to eliminate the Class B and Class C capital accounts.

Amortization expense was $6,077, $10,456 and $3,483 in 1999, 2000 and 2001, respectively.

NOTE 7 – RELATED PARTIES

The Company and its members entered into various agreements pursuant to which the members provide certain services to the Company on a fee-for-service basis as described below. The Company also performed application management services for the Class A member. The following table summarizes the amounts included in the statements of operations as a result of transactions with related parties:

	1999	2000	2001
Revenues			
Application Management Services	$ 361	$1,695	$ 8,803
Costs and Expenses:			
Application Management Services	$7,495	$5,078	$13,846
General and Administrative	$1,422	$ 621	$ 944

During the period from inception to December 31, 1999, all payroll costs were incurred and substantially all external disbursements were made by the members on behalf of the Company under an Employee Loan-Out Agreement and a Transition Services Agreement.

(amounts in thousands, except per unit data)

Under the terms of the Transition Services Agreement, each member provided the Company with certain technical and administrative services, assistance and support functions. These services include financial and accounting services, billing services, accounts payable services, legal services and use of office space. Also, under the terms of the Employee Loan-Out Agreement, each member provided the Company the services of certain identified partners, principals and employees.

Beginning in 2000, the Company assumed direct responsibility for its external disbursements and payroll.

During the period from inception to December 31, 2001, the Company periodically subcontracted work to KCI. Also, KCI has occasionally provided professional services for the Company directly. Management believes these services were provided to the Company at a cost substantially equivalent to what would have been paid for similar services with unrelated parties. Total revenue recorded by the Company for services provided to KCI were $0, $842 and $1,475 for the periods ended December 31 1999, 2000 and 2001, respectively. Total costs recorded by the Company for services provided by KCI were $0, $969 and $5,615 for the periods ended December 31 1999, 2000 and 2001, respectively.

Qwest is the sole provider of hosting services to the Company through its nationwide fiber optic network and Cybercenters. Management believes these hosting services were provided to the Company at a cost substantially equivalent to what would have been paid for similar services with unrelated parties. Total costs recorded by the Company for these services were $0, $4,100 and $8,277 thousand for 1999, 2000 and 2001, respectively.

As part of transferring certain management employees from Qwest to QCS in fiscal 2000, Qwest and these employees entered into agreements relieving Qwest of certain obligations to these employees in exchange for a series of bonus payments to be made over a period of four to five years, subject to continued employment with QCS. The cost of these bonuses was paid for directly by Qwest and have been accounted for as equity contributions to QCS totaling $2,526 and $2,428 in the years ending December 31, 2000 and 2001, respectively. The Company was allocated a portion of these bonuses totaling $1,384 and $1,765 for the years ending December 31, 2000 and 2001, respectively.

During the period from inception to December 31, 2001, the Company benefited from purchasing agreements negotiated by Qwest and its vendors that allowed the Company to purchase certain equipment with more favorable discounts than would have been available to the Company on a stand-alone basis. No recognition has been given to this benefit in the financial statements as the value of the purchasing arrangements has not been determined.

NOTE 8 - MEMBERS' EQUITY

The Company initially had three classes of voting membership interests issued: Class A, Class B and Class C. In March 2000, the Company created a fourth class, Class D, in connection with adopting the 2000 Equity Option Plan, which was used for the issuance of options to employees and consultants (see Note 11). In December 2000, the Company repurchased all issued and outstanding units of Class B and Class C.

The operations of the Company and the rights of members are governed by the Limited Liability Company Agreement of Qwest Cyber.Solutions LLC. As of December 31, 2001, there were 94,350,000 membership units outstanding. Separate capital accounts are maintained for each member. A members' capital account is increased by the amount of money and fair value of property contributed and net income allocated to the member. A members' capital account is decreased by the amount of money and the book value of property distributed and net losses allocated to the member.

Net losses are generally allocated to the members first, in proportion to their respective positive capital account balances, until such balances are reduced to zero, and thereafter to the members in accordance with their percentage interests. Net income is allocated first, to the extent net losses have been allocated to the members in prior years and thereafter to the members in accordance with their respective percentages.

(amounts in thousands, except per unit data)

Distributions are made to members in accordance with their percentage interests in such amounts and at such times as determined by the Company's Management Committee. Liquidating distributions will be made to each member in accordance with their capital account balances provided, however, that each member will have the right to direct that the aggregate dollar value of the Company's assets to which it is entitled first be comprised of those assets that constituted part of that member's initial capital contribution.

As part of its initial Class A membership contribution, Qwest issued a $30,000 non-interest bearing note to the Company. The note was paid in April 2000.

On January 1, 2000, the Company adopted the 2000 Equity Option Plan, and authorized the issuance of up to 15 million Class D membership units for use in the plan. Class D members are not entitled to vote or to elect representatives to the Management Committee and are exempt from capital contribution and capital call provisions of the Limited Liability Company Agreement. No units of Class D have been issued.

On April 1, 2000, The Management Committee approved a 2-for-1 split of membership interests and options, for holders of record on April 1, 2000. Accordingly, all membership interest data has been restated to retroactively reflect the membership interest split.

On December 27, 2000, the Company redeemed the membership interests of both KCI and Softline for a nominal amount**.** The balance of KCI and Softline's capital accounts was eliminated by adjusting goodwill downward by $24,036.

On March 16, 2001, the Management Committee of QCS authorized an increase in the Class D Membership interests to 16 million units.

NOTE 9 - SEGMENT INFORMATION

The Company's only business segment is application services. The application services segment provides Internet-based end-to-end application services, application hosting and application management services generally upon a fixed-fee basis and other ancillary services on a time and materials basis.

During the period from inception to December 31, 1999 and the years ended December 31, 2000 and 2001, the top 5 customers accounted for 61.7%, 47.4% and 82.2% of total revenue, respectively.

(amounts in thousands, except per unit data)

NOTE 10 – COMMITMENTS AND CONTINGENCIES

The Company has been named in various litigation matters arising in the normal course of business. The Company believes these actions are without merit and plans to vigorously defend itself in each matter. Management believes the ultimate resolutions of these matters, including legal costs incurred, will not materially affect the Company's financial position.

Leases

The Company leases office space and equipment under non-cancelable operating leases with various expiration dates through March 2011. The Company began subleasing one of its facilities under a sublease agreement that commenced in February 2002 and expires in February 2006. Rent expense for the Company was $120, $276 and $1,109 for the period from inception to December 31, 1999 and for each of the years ended December 31, 2000 and 2001, respectively. The terms of several of the facility leases call for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period. Deferred rent at December 31, 2000 and 2001 consists of $153 and $220, respectively of rent expense incurred but not paid.

Future Minimum Lease Payments, net of sublease income, under non-cancelable operating lease agreements are as follows:

Years Ending December 31,	Operating Leases
2002	$ 2,293
2003	1,663
2004	1,692
2005	1,715
2006	1,359
2007 and thereafter	5,168
Total Minimum Lease Payments	$ 13,890

401(k) Plan

The Company implemented a defined contribution retirement plan covering all employees effective January 1, 2000. Under this plan, employees may contribute a percentage of their annual compensation to the plan up to certain maximum amounts, as defined by the plan and by the Internal Revenue Service. The Company matches a percentage of employee contributions. Expenses incurred in connection with the Company's 401(k) plan were $900 and $1,200 for 2000 and 2001 respectively. At December 31, 2001 the Company froze the 401(k) Plan. Beginning in 2001 Company employees were permitted to participate in a 401(k) plan sponsored by Qwest.

NOTE 11 – MEMBERSHIP UNIT OPTIONS

Effective January 1, 2000, the Company adopted the QCS Equity Option Plan (the "Plan"). To implement the Plan, the members authorized the creation of Class D Membership Units. The provisions of the Plan authorize the issuance of non-qualified options covering Class D Membership Units to certain employees and consultants of the Company. Under the Plan, the exercise price for options is at least 100% of the fair market value on the date of grant. All options vest over specified periods and generally expire on the 10th anniversary of the date of grant. Options granted under the Plan allow employees to elect to receive cash equal to the intrinsic value of their options, once vested. This feature requires the options be accounted for using variable accounting similar to the accounting for a stock appreciation right. Since the Company's unit price has consistently declined, no compensation has been recorded under the Plan. The following disclosures include all options granted under the Plan, including those granted to non-ASP Division employees, as there was no practical method to allocate options between the ASP and non-ASP Divisions due to employees routinely being transferred between divisions for business management purposes.

(amounts in thousands, except per unit data)

	Number of Units	Weighted-Average Exercise Price
Balance at January 1, 2000	—	$ —
Granted	14,805,794	6.00
Exercised	—	—
Cancelled	(2,393,946)	6.00
Outstanding at December 31, 2000	12,411,848	6.00
Granted	4,097,047	3.63
Exercised	—	—
Cancelled	(4,919,460)	5.73
Outstanding at December 31, 2001	11,589,435	$ 5.27

Options to purchase 1,598,188 Class D membership units of the Company at a weighted-average exercise price of $6.00 were exercisable at December 31, 2001. No options were exercisable at December 31, 2000.

The outstanding options at December 31, 2001 have the following characteristics:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Units	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Units	Weighted-Average Exercise Price
$3.47	3,327,259	9.31	$ 3.47	—	—
$6.00	8,262,176	8.24	$ 6.00	1,598,188	$ 6.00
$3.47 to $6.00	11,589,435	8.55	$ 5.27	1,598,188	$ 6.00

NOTE 12 – SUBSEQUENT EVENTS

On May 15, 2002, all employees of the Company became employees of Qwest, at that time all outstanding options to acquire membership interests in QCS were cancelled.

During the second quarter of 2002, the Company evaluated the carrying amount of its fixed assets relative to their fair value as required under SFAS No. 142 and SFAS No. 144. As a result of its analysis, as of June 30, 2002, the Company recorded an impairment of fixed assets totaling $30,816.

On September 20, 2002, QCS completed the sale of its ASP assets to Corio, Inc. for $16,300. The Company recorded a loss on sale of the assets of $12,000.